EXHIBIT 21.1

List of Subsidiaries

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DreamWorks Animation L.L.C.	Delaware
DreamWorks, Inc.	Delaware
DWA Finance I L.L.C.	Delaware
DreamWorks Post-Production L.L.C.	Delaware
DreamWorks Animation Home Entertainment, L.L.C.	Delaware
DreamWorks Animation Home Entertainment, Inc.	Delaware
DreamWorks Animation Live Theatrical Productions, L.L.C.	Delaware
Pacific Data Images, Inc.	California
Pacific Data Images L.L.C.	Delaware
Pacific Productions LLC	Delaware